UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

CommissionFile Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Memorandum of Understanding with Guangdong Jiangwang International Holdings Limited

On October 1, 2023, the Company entered into a Memorandum of Understanding (the “MOU”) with Guangdong Jiangwang International Holdings Limited (“Jiangwang”). Jiangwang, located in Guangdong province, with its production base at Moutai Town, Guizhou Province, is a producer and distributor of a series of spirits in China. Moutai Town is renowned for the white spirits manufactured in this region. Jiangwang’s award-winning spirits are sold throughout China, and it is ranked as one of the top spirit brands in China. Under the MOU, the parties will negotiate a definitive distribution agreement under which the Company will distribute Jiangwang products and cooperate in the development of new spirit products. Further disclosures will be made when the definitive distribution agreement has been reached.

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	MOU with Jiangwang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2023	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer